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7/22/15

SECURI 15026888 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED JUN 23 2015 WASH, D.C. 404 SECTION

SEC FILE NUMBER
8- 50730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Commercial Blvd. suite 200-B
(No. and Street)

Ft Lauderdale	Florida	33308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patrick D. Heyn, CPA, P.A.
(Name – *if individual, state last, first, middle name*)

1A Atrium Circle	Atlantis	Florida	33462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Scillia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASG Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

DAN D. FORD
Notary Public - State of Florida
My Comm. Expires Sep 22, 2016
Commission # EE 203057

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASG SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2014

TABLE OF CONTENTS

PDH
PATRICK D. HEYN, CPA, P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of ASG Securities, Inc.

I have audited the accompanying financial statements of ASG Securities, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in Stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. ASG Securities, Inc.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ASG Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of ASG Securities Inc.'s financial statements. The supplemental information is the responsibility of ASG Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Atlantis, Florida
July 22, 2015

1A Atrium Circle • Atlantis, Florida 33462 • 561.289.6416 • Fax 561.649.8181 • www.pdheyncpa.com

ASG SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets

Current Assets:		
Cash	$	8,015
Accounts receivable		
Investment banking		38,945
Other		5,456
Property and equipment, net of accumulated depreciation of $2,215		-
Total assets	$	52,416

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	650
Total liabilities		650
Stockholders' Equity:		
Preferred Stock - Stated value $10.00 per share; 1,000,000 shares authorizes 8,100 shares issued and outstanding		81,000
Common stock (voting) and common stock class "B' (non-voting)		
Authorized 10,000,000 shares in total		
outstanding 100,000 common shares		100
outstanding 108,333 Class "B" common shares		108
Additional Paid-in capital		2,491,550
Accumulated deficit		(2,520,992)
Total stockholders' equity		51,766
Total liabilities and stockholders' equity	$	52,416

See the accompanying notes to financial statements.

ASG SECURITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Management consulting fees	$ 175,713
Total revenue	175,713
Expenses:	
Travel expense	39,037
Depreciation expense	718
Professional fees	47,609
Occupancy expense	8,836
Telephone	15,348
Insurance expense	4,037
Other administration expense	58,095
Total expenses	173,680
Net loss	$ 2,033

See the accompanying notes to financial statements.

ASG SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

	Preferred Stock		Common Stock Voting and Class "B"		Additional Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2014	8,300	$ 83,000	208,333	$ 208	$ 2,488,410	$ (2,523,025)	$ 48,593
Return of capital	(200)	(2,000)					(2,000)
Cash received for shareholder interest					3,140		3,140
Net income						2,033	2,033
Balance, December 31, 2014	8,100	$ 81,000	208,333	$ 208	$ 2,491,550	$ (2,520,992)	$ 51,766

See the accompanying notes to financial statements.

ASG SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flow from operating activities:		
Net (loss)	$	2,033
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		718
(Increase) decrease in:		
Accounts receivable		(8,235)
Prepaid expenses and other assets		1,693
Increase (decrease) in:		
Accounts payable		650
Net cash provided by operating activities		(3,141)
Cash flow from investing activities:		
Proceeds from the sale of property and equipment		-
Net cash provide by investing activities		-
Cash flows from financing activities:		
Cancelation of preferred stock		(2,000)
Proceeds from payment of shareholder receivable		3,140
Net cash provided by financing activities		1,140
Net decrease in in cash		(2,001)
Cash beginning of year		10,016
Cash at end of year	$	8,015

Supplemental cash flow disclosures:
None

See the accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS

Organization and Business - The Company was incorporated under the laws of the State of Delaware on December 17, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. On February 13, 2004, the Company reincorporated in the State of Florida. In July, 2004, the Company modified its business objectives, ceasing its operations in market making, institutional research, and various institutional trade execution services, while retaining its eligibility to conduct such business. The Company is presently focusing its attention on corporate finance, mergers and acquisitions and other investment banking services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The accompanying financial statements are prepared on a trade date basis..

The Company as an introducing broker, would clear all securities transactions through a correspondent broker which carries any and all customer and company accounts and maintains physical custody of customer and company securities. During the year ended December 31, 2014 there were no securities transactions.

Income Taxes - For income tax purposes, the Company will account for all trading securities owned on a market value basis. The Company uses the liability method to determine its income tax expense, requiring that deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2014, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize any interest and penalties in the provision for taxes.

Generally, Federal and State tax authorities may examine the Company's tax returns for the three years from the date of filing. Therefore the current year and three preceding years remain subject to examination as of December 31, 2014.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Deferred Tax Assets - For financial reporting purposes, deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or some

portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the Company's ability to generate sufficient taxable income in the future.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at one commercial bank.

Government and Other Regulation - The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition Investment banking fees are earned from providing merger and acquisition and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Note 3 – Net Capital Rule

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $5,000. At December 31, 2014, the Company's net capital was $7,365, which was $2,365 in excess of its required net capital of $5,000. During the year ending December 31, 2014, the Company reported net capital in excess of its minimum requirement for the four (4) quarterly focus reports, as amended, that it filed with the regulatory authorities, and therefore in compliance with its net capital requirements.

Note 4 – Commitments

The Company is presently using office space on a month to month basis under an office sharing arrangement. Ten months of rentals were charged under this office sharing arrangement during the year ended December 31, 2014, for a total rent of $5,300.

The Company has employment agreements with two principals to provide executive and director leadership. Their remuneration is based on amounts that vary based on levels of service provided. The agreements also provide remuneration in the form of specified commissions that depend on the type of introduced transactions. These agreements are of fixed term with renewal options available.

Note 5 – Income Taxes

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

At December 31, 2014, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2014. The Company has available at December 31, 2014, approximately $ 2,500,000 of unused operating loss carryforwards, expiring in years through 2029, that can be applied against future taxable income. This loss operating loss carryforward includes the operations of the Company prior to reincorporating in the State of Florida.

Note 6 – Preferred Stock

During the year ended December 31, 2014, the Company redeemed 2,000 shares of preferred stock for a total consideration of $2,000.

Note 7 – Agreement With The Clearing Organization

In September 2007, the Company entered into a fully disclosed clearing agreement with First Southwest Company which ended in March 2011. The Company can still use the clearing organization under different terms than a fully disclosed clearing arrangement. Due to the Company's focus on corporate finance, mergers and acquisitions and other investment banking services, as of December 31, 2014, the status of the Company's relationship with this clearing organization is "inactive".

Note 8 – Concentration of Credit

The Company maintains its bank accounts at one financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2014 the Company did not have any uninsured funds.

Note 9 – Investment Banking Receivables

The Company records investment banking receivables at their face amount less allowances for doubtful accounts. During the year ended December 31, 2014, management evaluated receivables that had been recorded during the year and determined that $138,172 of those receivables were not collectible. Accordingly, the Company recorded a bad debt expense of $138,172 during the current year ended December 31, 2014. In the opinion of management, no allowance for doubtful accounts is required on the investment banking receivables due to the Company as of December 31, 2014.

Note 10 – Date of Management's evaluation of Subsequent Events

The Company has evaluated subsequent events through July 22, 2015, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

Supplementary Information

ASG SECURITES, INC.
SCHEDULE 1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Total Stockholders' Equity	$	51,766
Less Non-allowable assets:		
Investment banking receivable		(38,945)
Other receivables		(5,456)
Total non-allowable assets		(44,401)
Net capital before haircuts on security positions		7,365
Less:		
Haircuts		-
Net capital		7,365
Less requirement		(5,000)
Net capital	$	2,365

Note - There is a difference, due to an error in reporting, in the computation of adjusted net capital between the unaudited broker-dealer focus report and the annual report. The Company is filing an amended focus report for December 31, 2014, in conjunction with the filing of this audit report to correct the error.

Reconciliation of ther above computation included in the Company'y Corresponding unaudited Form X-17a-5 Part IIA filing:

Focus X-17a Partr II filing	$	(235)
Accounts payable and accrue expenses		2,600
Audited net capital	$	2,365

ASG SECURITES, INC.
SCHEDULE 1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Aggregate indebtedness	
Intems included in statement of financial condition:	
Accounts payable and accrued expenses	$ 650
Total aggregate indebtedness	$ 650
Computation of basic net capital requirement	
Minimun net capital requireds (6 2/3 percent of total aggregate indebtedness)	$ 158
Minimum net capital required	$ 5,000
Excess net capital (net capital less net capital required	$ 4,842
Net capital less greater of 10% of aggregate indebtedness 120% of minimum net capital required	$ 1,365
Percentage of aggregate indebtedness to net capital	2.15%

Computation of alternate net capital requirement

Not applicable

ASG SECURITES, INC.
SCHEDULE 2 INFORMATION RELATRING TO POSSESSION OR CONTROL RFEQUIREMENS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. In September 2007, the Company entered into a correspondent agreement with First Southwest Company, which is currently inactive. There were no securities transactions during the year ended December 31, 2014.

ASG SECURITES, INC.
SCHEDULE 3 COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2014.

PDH

PATRICK D. HEYN, CPA, P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ASG Securities, Inc.

I have reviewed management's statements, included in the accompanying ASG Securities, Inc. Exemption Report, in which (1) ASG Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which ASG Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) ASG Securities, Inc. stated that ASG Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. ASG Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ASG Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Patrick D. [signature]

Atlantis, Florida
July 22, 2015

1A Atrium Circle • Atlantis, Florida 33462 • 561.289.6416 • Fax 561.649.8181 • www.pdheyncpa.com

ASG Securities, Inc.

Member FINRA, SIPC, NIBA, TNDDA, ADISA, FLAIA, SIPA

June 20, 2015

Exemption Report

RE: ASG Securities, Inc., year end 2014 Certified Audit

ASG Securities, Inc., is operating under the (k)(2)(i) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The broker dealer does not hold customer securities or take in any customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

Michael Scillia, Chairman

Mailing address for ALL paper correspondence: 4737 N. Ocean Dr., #213, Fort Lauderdale, Florida 33308

www.asgib.com corpfinance@asgib.com